UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                             Maximum Dynamics, Inc.
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                                (Name of Issuer)
                                  Common Stock

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                         (Title of Class of Securities)

                                   57774K-10-9

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                                 (CUSIP Number)

 Eric Majors, 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903
                                 (719) 381-1728

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2004

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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.   57774K-10-9
---------
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                  1.Names of Reporting Persons. I.R.S. Identification Nos. of
                    above persons (entities only).
                    Joshua Wolcott
                    -----------------------------------------------------------
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                 2. Check the Appropriate Box if a Member of a Group (See
                    Instructions)
                    (a)
                       ---------------------------------------------------------
                    (b)
                       ---------------------------------------------------------
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                 3. SEC Use Only
                                ------------------------------------------------
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                 4. Source of Funds (See Instructions) OO
                                                      --------------------------
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                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
                                                  ------------------------------
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                 6. Citizenship or Place of Organization United States
                                                        ------------------------
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Number of        7.        Sole Voting Power     6,075,000
                                             -----------------------------------
Shares           ---------------------------------------------------------------

Beneficially     8.        Shared Voting Power   2,610,000
                                              ----------------------------------
Owned by         ---------------------------------------------------------------

Each             9.        Sole Dispositive Power   6,075,000
                                                 -------------------------------
Reporting        ---------------------------------------------------------------

Person           10.       Shared Dispositive Power   2,610,000
                                                   -----------------------------
With             ---------------------------------------------------------------

                 11. Aggregate Amount Beneficially Owned by Each Reporting
                     Person   8,685,000
                            ----------------------------------------------------
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                 12. Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares (See Instructions)

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                 13. Percent of Class Represented by Amount in Row (11)
                     11.4%
                    ------------------------------------------------------------
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                 14. Type of Reporting Person (See Instructions)
                     IN
                    ------------------------------------------------------------
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ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, no par value of Maximum Dynamics, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                 Joshua Wolcott

(b) Business Address:                     2 N. Cascade Avenue, Suite 1100,
                                          Colorado Springs, Colorado 80903.

(c) Present Principal Occupation:         Chie Financial Officer of the Issuer.

(d) Disclosure of Criminal Proceedings:   Mr. Wolcott has not been convicted in
                                          any criminal proceeding at any time.

(e) Disclosure of Civil Proceedings:      Mr. Wolcott has not been subject to
                                          any judgment, decree or final order
                                          enjoining violations of or
                                          prohibiting or mandating activities
                                          subject to federal or state securities
                                          laws or finding any violations with
                                          respect to such laws.


(f) Citizenship:                          Mr. Wolcott is a citizen of the United
                                          States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Wolcott acquired 250,000 shares in lieu of wages to be paid by his employer, the Issuer, bringing his total personal ownership to 6,075,000 shares. Barrington Gap, Inc., of which Mr. Wolcott is the 90.5% owner and the sole officer and director, was issued 250,000 shares in exchange for services rendered to the Issuer, bringing Barrington Gap, Inc.'s ownership to 2,900,000 shares.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Mr. Wolcott was issued 250,000 shares in lieu of wages to be paid by his employer, the Issuer. Barrington Gap, Inc., of which Mr. Wolcott is the 90.5% owner and the sole officer and director, was issued 250,000 shares in exchange for services rendered to the Issuer, bringing Barrington Gap, Inc.'s ownership to 2,900,000 shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

(a) Mr.  Wolcott's aggregate beneficial ownership is 8,685,000 shares.

(b) Mr. Wolcott has sole voting and dispositive power as to the 6,075,000 shares he owns directly, which comprises approximately 8.1% of the Issuer's total issued and outstanding shares. Mr. Wolcott is also sole officer and director of Barrington Gap, Inc., and he owns 90.5% of Barrington Gap, Inc. Therefore, Mr. Wolcott is also the beneficial owner of 2,610,000 of the 2,900,000 shares held by Barrington Gap, Inc., making his total beneficial ownership 8,685,000 shares, or approximately 11.4% of the Issuer's total issued and outstanding shares.

(c) Mr. Wolcott previously owned 3,750,000 shares of the Issuer's common stock. Mr. Wolcott was issued 1,875,000 shares in lieu of wages to be paid by his employer, the Issuer, in September 2003, and was subsequently issued 200,000 shares in December 2003. Subsequently, Mr. Wolcott was issued 250,000 shares in lieu of wages to be paid by his employer, the Issuer on February 27, 2004.


(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.


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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 3, 2004
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Date

/s/ Joshua Wolcott
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Joshua Wolcott


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)






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